Correspondence

April 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Christine Westbrook

Re:	Marijuana Co of America, Inc.
Post-Qualification Amendment No. 4 Form 1-A Filed April 19, 2022 File No. 024-11668 Qualification Request Requested Date: April 27, 2022 Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Westbrook:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Marijuana Company of America, Inc. (the “Company”) hereby requests that the above-referenced post-qualification amendment No. 4 to Form 1-A (File No. 024-11668) (the “Offering Statement Amendments”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Offering Statement Amendment has been qualified, please orally confirm that event with our counsel, Independent Law PLLC, by calling Alan T. Hawkins at (352) 353-4048.

In connection with the qualification request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualification, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

•	the Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MARIJUANA COMPANY OF AMERICA, INC.

/s/ Jesus Quintero

Name: Jesus Quintero

Title: Chief Financial Officer

cc:	Alan T. Hawkins, Esq.
Independent Law PLLC